February 5, 2016

VIA UPS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TriVascular Technologies, Inc.

Withdrawal of Registration Statement on Form S-3

File No. 333-206854

Ladies and Gentlemen:

TriVascular Technologies, Inc., a Delaware corporation (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-3 (File No. 333-206854) filed with the Securities and Exchange Commission (the “SEC”) on September 10, 2015 together with all exhibits thereto (the “Registration Statement”). The Registration Statement was declared effective by the SEC on September 24, 2015.

On February 3, 2016, the Company completed the merger contemplated by the Agreement and Plan of Merger, dated as of October 26, 2015 (the “Merger Agreement”), by and among the Company, Endologix, Inc., a Delaware corporation (“Endologix”), and Teton Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Endologix (the “Merger Sub”). Pursuant to the terms of the Merger Agreement, the Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Endologix. As a result of the Merger, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time.

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby confirms that no securities were sold pursuant to the Registration Statement. The Company makes this application on the grounds that there is no longer a present intention to offer or sell securities under the Registration Statement.

If you have any questions regarding this application, please contact Michael Lawhead of Stradling Yocca Carlson & Rauth, P.C., our outside counsel, at (949) 725-4277.

Respectfully,

/s/ Vaseem Mahboob

Vaseem Mahboob

Chief Financial Officer